Ballard Power Systems

News Release

Ballard to Present at Lazard Capital Markets Alternative Energy Investor Summit

For Immediate Release – May 25, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) announced that John Sheridan, Chief Executive Officer will present at the Lazard Capital Markets Alternative Energy Investor Summit in New York.

John Sheridan will participate in a panel on Distributed Power at 10:45am ET on Thursday, June 2, 2011. Institutional investors wishing to attend should contact their Lazard Capital Markets representative.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are infused with proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com